EXHIBIT 99.1

Gentor Resources Inc.

PRESS RELEASE

Gentor Resources & Besler announce strong copper intersections from initial drilling on the Hacimeter VMS project, eastern Turkey

Gentor Resources and its partner the Besler Group are pleased to announce the intersection of massive sulphide mineralisation at their Hacimeter VMS Project in eastern Turkey.  Assay results from the first 7 of the 19 diamond drill holes for a total of 2,156.70 metres drilled have been received.  Initial drill core assay results include:
GA-H1 – 10.00 metres at 2.35% Cu from 4.00 metres depth
GA-H2 - 28.15 metres at 1.86% Cu from surface
GA-H3 - 7.46 metres at 2.54% Cu from 7.00 metres depth
GA-H7 - 6.58 metres at 3.93% Cu and 2.5 g/t Au from 156.60 metres depth.

In addition to the known stringer zone mineralisation drilled previously at Hacimeter, the current drill programme has identified at least two massive sulphide horizons within the volcanic package.

Toronto, Canada – August 28, 2012 - Gentor Resources Inc. (“Gentor” or the “Company”) (TSX-V – “GNT” & OTCQB – “GNTOF”) and its partner the Besler Group have recently completed a program of 19 diamond drill holes with an aggregate length of 2,156.70 metres at their Hacimeter VMS Project in eastern Turkey.  Initial results from the first seven holes have provided highly encouraging copper intersections of massive sulphides and stringer zone mineralisation.  Nine of the first twelve holes into defined geophysical targets intersected significant copper mineralisation and four of these zones are exhalative massive sulphides.  One of the shallow massive sulphide intersections occurs below a newly discovered gossan located in the southern part of the prospect that gave trench results up to 7.00 metres at 5.5g/t Au and 44.8g/t Ag.

HACIMETER PROJECT

The Hacimeter VMS (volcanogenic massive sulphide) copper-gold project is located 20 kilometres southeast of Erzurum in a mountainous region approximately 750 kilometres east of Ankara in eastern Turkey (Figures 1 & 2).  The Erzurum Province contains dismembered and deformed Ophiolitic rocks including mafic volcanic pillowed units that typically host Cyprus-type VMS mineralisation elsewhere in Turkey, Cyprus and Oman.

Figure 1- Geology Map of Turkey showing VMS Mines & Major Occurrences

The Hacimeter copper mineralisation occurs in the south eastern portion of the Hacimeter Licence in a kilometre thick package of meta-volcanics dominated by amydaloidal massive and pillow basalts, local dacites and ophiolitic melange, including radiolarian and calcareous sediments.  The known mineralisation discovered by the Besler Group has a discrete gossanous expression within chlorite–hematite altered spilitic pillow basalts with rare sediment positions and overlain by more massive basalt units.  Their work identified a main zone of disseminated and stringer pyrite +/- chalcopyrite sulphide mineralisation directly below a gossanous zone within strongly silica-chlorite altered mafic volcanics that extends from surface to 40 metres depth and remained open towards the SE and SW.  A second smaller and deeper zone was defined 400 metres to the SE within similar basalts.

Figure 2- Hacımeter Prospect near Erzurum, eastern Turkey

The existing 39 line kilometres of IP over the prospect area defined the known mineralisation and indicated that adjacent significant but poorly tested chargeability anomalies remained at depth.  The stratigraphic setting and mineralisation style are consistent with the sub-seafloor feeder portion of a Cyprus-type VMS system.

Gentor Exploration Program
Gentor’s primary exploration aim at Hacimeter was to discover associated high-grade massive sulphide zones above or adjacent to the known stringer mineralisation.  Given that the existing stringer mineralisation was readily identified by its IP (induced polarisation) chargeable expression, Gentor’s initial strategy was to cover the whole of the prospective mafic stratigraphy with a TEM (time-domain electro-magnetic) survey to identify the presence of massive sulphide conductors - to be the focus of subsequent drilling in 2012.  Reconnaissance geological mapping mainly along drainages, where outcrop is moderately good, allowed definition of the prospective altered basaltic sequence to be fully covered by the survey.

Having signed the Besler Agreement on the Hacimeter Option at the end of April 2012, the TEM survey was completed in June involving 30 line kilometres, covering two kilometres of strike surrounding the known mineralisation.  The results defined subtle anomalism abutting the known chargeability responses, defining several shallow targets adjacent to known copper bearing zones.

Gentor based its recently completed 19-hole diamond drilling program on both the previous IP and new TEM anomalies with the aim of:
a)	Confirming the grade and testing the limits of the known stringer mineralisation,
b)	Further evaluating other existing geophysical/geological targets to identify high-grade massive sulphide zones, and
c)	Testing new TEM, gossan and geochemical targets to extend the known mineralised zones.

The drill collar details for Gentor drilling are given in Table 1, and the hole locations shown on a geology plan as Figure 3 as well as in photo 1.  Table 2 provides summaries of the significant intersections in the first seven holes from which final assays have been received.  Core samples were sent for analysis for base and precious metals at the ALS Chemex Laboratory (which is independent of the Company) in Izmir, western Turkey.

Figure 3 – Hacimeter Prospect – Geology & Gentor Drill Hole Locations

Drilling Results
The first Gentor drill holes - GA-H1 to H6 - were designed to confirm and extend the northern near-surface stringer plus minor massive sulphide mineralisation.  Positive results were received especially for GA-H1 with 10.00 metres of 2.35% Cu from 4.00 metres followed by 5.10 metres at 2.44%Cu from 19.90 metres and GA-H2 with 28.15 metres at 1.86% Cu from surface including 9.00 metres at 3.49% Cu from 19.19 metres.
A sub-horizontal zone of mineralisation has been defined coincident with a shallow IP anomaly and patchy ferruginous gossan on the northern side of a prominent E-W steep southerly dipping broad fault zone.  Drill intersections are therefore close to true widths.

South of the E-W fault, Gentor drilled holes GA-H7 to H11 to test a deeper IP target and near-surface TEM responses.  Two separate shallowly dipping massive sulphide and stringer horizons were intersected.  To date only the results from GA-H7 have been received, which returned a significant massive sulphide intersection of 6.58 metres at 3.93% Cu, 1.72% Zn, 2.5g/t Au and 32.9g/t Ag.

In summary, these holes drilled at approximate 50-100 metres centres outlined a buried, stacked mineralised system – with at least two mineralised horizons - over 100 metres x 150 metres which is wedging to the west but open to the north and east.  It is believed that the southern zone mineralisation is a displaced part of the same VMS system defined in the northern zone.

Photo 1- Drill Hole positions on N & S zones of mineralisation separated by the faults (marked by a gully) in the centre of the photo (looking W).

The southern zone also appears to extend to the south where mapping around old workings defined a Au-Ag-As-Cu bearing north-facing ferruginous gossan above a weak stringer zone that was trenched and channel sampled returning 7.00 metres at 5.5g/t Au, 44.8g/t Ag and 0.1% Cu.  This area is also coincident with a shallow TEM anomaly that was drill tested by GA-H12 (assay results awaited).

Further plans and diagrams can be found on the Company's website: http://www.gentorresources.com.

Qualified Person

The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by senior geologists under the direction of Dr. Peter Ruxton, who is a Professional Member of the Institute of Materials, Minerals and Mining (I.M.M.M.), the Company's President and Chief Executive Officer and a "qualified person" (as such term is defined in Canadian National Instrument 43-101 as promulgated by the Canadian Securities Administrators).

Drill cores for assaying were taken from varying intervals based on geological interpretation and cut with a diamond saw, with one-half of the core placed in sealed bags and sent for sample preparation in Izmir, Turkey. The core samples were then crushed to -2mm, split and pulverized down to 85% passing 75 microns. Approximately 150 grams of pulverized sample were then either analysed in Izmir or shipped to the ALS Laboratory (which is independent of the Company) in Romania where samples were analyzed for base metals via ICP techniques and gold via fire assay using a 30g charge. As part of the Company's QA/QC procedures, which adhere to international recognized standards, duplicates, blanks and standards were inserted into sample batches.

About Gentor

Gentor is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and Turkey, and a molybdenum-tungsten-silver property in East Central Idaho, U.S.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman and Turkey.

In Oman, Gentor is partnered with Al Fairuz Mining Company LLC on its Block 5 exploration tenement and Al Zuhra Mining Company LLC on Block 6. In Turkey Gentor is partnered with the Besler Group at Hacimeter.

Cautionary Notes

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper or gold markets and equity markets, political developments in Oman or Turkey, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 30, 2012 relating to the year ended December 31, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are cautioned not to assume that any disclosure of mineralization contained in this press release is economically or legally mineable.  U.S. investors are urged to closely consider all of the disclosures in the Company's reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.html.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President & CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.

Table 1- Hacımeter Project - Gentor Diamond Drill Hole Statistics
Hacimeter Drillhole Locations & Mineralised Intersections
Hole No	E	N	Elev	Azi	Dip	Length (m)	Mineralised Intervals (m)
GA-H1	708850	4404451	2122	-	90	50.00	6.75-16.40m QVS; 19.90-26.00m strong QVS; 26.00-48.00m weak QVS.
GA-H2	708891	4404443	2112	-	90	56.50	1.20-5.40m gossan; 5.40-8.00m QVS 11.20-13.70m SMS to MS; 14.30-18.00m MS; 18.80-30.60m QVS.
GA-H3	708903	4404485	2120	-	90	55.50	0.00-5.00m gossan; 5.00-14.46m QVS.
GA-H4	708898	4404527	2127	-	90	50.30	Footwall alteration
GA-H5	708843	4404486	2141	-	90	49.50	31.45-37.25m QVS; 38.00-44.00m QVS.
GA-H6	708934	4404546	2114	-	90	35.50	15.00-26.00m QVS.
GA-H7	708751	4404441	2152	-	90	194.20	119.60-121.45m MS - Upper Zone; 156.60-162.58m MS - Lower Zone; 162.58-163.60m QVS.
GA-H8	708708	4404400	2149	-	90	172.20	120.20-124.00m MS-SMS - Upper Zone; 124.00-131.50m QVS; 152.60-159.20m SMS-MS - Lower Zone; 159.20-160.70m QVS.
GA-H9	708657	4404348	2145	-	90	163.70	77.00-96.00m QVS - Upper Zone; 96.00-101.00m QVS; 123.06-126.43m QVS- SMS; 131.90-133.00m MS - Lower Zone.
GA-H10	708555	4404351	2144	-	90	165.00	63.00-66.00m QVS; 95-96, 99-101m QVS – Upper Zone; 144.00-148.00m QVS – Lower Zone.
GA-H11	708795	4404352	2154	-	90	184.40	139.18-139.30m SMS - Lower Zone; 142.50-146.10m QVS
GA-H12	708743	4404315	2145	180	75	45.60	22.20-23.00m MS; 24.50-24.75m MS; 24.75-24.95m QVS; 29.90-33.20m MS; 33.20-33.40m QVS.
GA-H12A	708742	4404321	2146	-	90	68.50	No mineralised intersections
GA-H13	708819	4404427	2128	180	80	169.50	No mineralised intersections
GA-H14	709451	4404246	2165	-	90	152.20	138.00-139.00m QVS; 141.65-142.50m QVS.
GA-H15	709252	4404254	2148	-	90	179.50	132.8-133.00m MS; 147.15-147.90m SMS; 149.00-150.00m QVS; 150.80-153.00m QVS.
GA-H16	708930	4404413	2104	180	60	166.60	21.25-25.30m QVS-SMS; 25.30-30.90m MS.
GA-H17	708842	4404296	2145	0	75	127.70	No mineralised intersections
GA-H18	708870	4404428	2113	222	65	70.30	No mineralised intersections
Total		((ED50 UTM)				2,156.70	metres
MS	Massive sulphide
SM-SMS	Semi Massive sulphide
QVS	Quartz veins, stringer zone

Table 2.  Summary of Significant Intersections - August 2012

Northern Zone
Hole No	Ore Type	From (m)	To (m)	Intercept (m)	Copper %	Zinc %	Gold (g/t)	Silver (g/t)

GA-H1	Gossan	1.18	3.00	1.82	1.22	0.01	<1	<1
and:	QVS	4.00	14.00	10.00	2.35	0.04	<1	1
incl	QVS	6.75	13.00	6.25	3.05	0.04	<1	1
and:	QVS	15.00	16.40	1.40	0.58	0.02	<1	<1
and:	QVS	19.90	25.00	5.10	2.44	0.10	<1	1.6
and:	QVS	27.00	30.00	3.00	0.63	0.02	<1	<1
and:	QVS	39.00	40.00	1.00	1.07	0.51	1	1

GA-H2		0.00	28.15	28.15	1.86	<0.05	<0.20	<1
incl:	QVS	3.60	5.00	1.40	2.65	<0.05	<0.20	<1
& incl	SMS	11.15	12.00	0.85	2.02	<0.05	<0.20	<1
& incl	MS	17.00	18.45	1.45	2.75	<0.05	<0.20	<1
& incl	QVS	19.15	28.15	9.00	3.49	0.15	<0.20	<1

GA-H3	Gossan	0.00	1.00	1.00	0.57	0.01	0.0	1.0
and:	QVS	7.00	14.46	7.46	2.54	0.03	0.1	<1
incl	QVS	9.00	10.00	1.00	3.79	0.03	0.1	3.0
& incl	QVS	11.00	13.00	2.00	5.44	0.06	0.1	1.5

GA-H5	QVS	31.00	34.00	3.00	1.39	0.15	0.0	2.0
and:	QVS	35.00	37.25	2.25	0.86	0.11	0.0	<1

Southern Zone
GA-H7	MS	156.60	163.18	6.58	3.93	1.72	2.5	32.9